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                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
               _________________________________________

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934

                           CIENA CORPORATION
                            (Name of Issuer)

                      Common Stock, $.01 Par Value
                     (Title of Class of Securities)

                              171779 10 1
                             (CUSIP Number)

                         Margaret Maxwell Zagel
                               Secretary
                             Tellabs, Inc.
                          4951 Indiana Avenue
                       Lisle, Illinois 60532-1698
                             (630) 378-8800
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                              June 2, 1998
        (Date of Event which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:
(  ).

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     (Continued on following pages)

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                              SCHEDULE 13D

CUSIP No.  171779 10 1

1  NAME OF
   REPORTING
   PERSON

   Tellabs, Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

   (a) (  )   (b) (  )

3  SEC USE ONLY

4  SOURCE OF FUNDS

   NA

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)
   (a) (  )   (b) (  )

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

NUMBER OF        7     SOLE VOTING POWER
SHARES
BENEFICIALLY     8     SHARED VOTING POWER
OWNED BY EACH          6,883,025*
REPORTING
PERSON WITH      9     SOLE DISPOSITIVE POWER

                10     SHARED DISPOSITIVE POWER
                       6,883,025*

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,883,025*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
    (a) (  )   (b) (  )

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.8%

14  TYPE OF REPORTING PERSON

    CO

*Reporting Person disclaims beneficial ownership of all shares.

Item 1.		Security and Issuer
            -------------------
            The class of equity securities to which this Statement relates is the common stock, $.01 par value per share ("CIENA Common Stock"), of CIENA Corporation, a Delaware corporation ("CIENA"). CIENA's principal executive offices are located at 920 Elkridge Landing Road, Linthicum, Maryland 21090.

Item 2.		Identity and Background
            -----------------------
            This Statement is filed by Tellabs, Inc., a Delaware corporation ("Tellabs"), whose principal business address is 4951 Indiana Avenue, Lisle, Illinois 60532-1698. Tellabs' principal business is to design, manufacture, market and service voice and data transport and network access systems. During the past five years, Tellabs has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Set forth below are the names, principal occupations and business addresses of the executive officers and directors of Tellabs. With the exception of Jukka Harju, who is a citizen of Finland, each executive officer and director listed below is a citizen of the United States of America. During the past five years, none of the executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,

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            decree or final order enjoining future violations of, or
            prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Executive Officers of Tellabs:

NAME                        POSITION WITH TELLABS
----                        ---------------------

Michael J. Birck(1)         President, Chief Executive Officer and
                            Director, Tellabs, Inc.

Charles C. Cooney(1)        Vice President, Sales and Service,
                            Tellabs Operations, Inc.

J. Thomas Gruenwald(2)      Vice President, Strategic Resources, Tellabs
                            Operations, Inc.

Peter A. Guglielmi(2)       Executive Vice President, Chief Financial
                            Officer and Treasurer, Tellabs, Inc., and
                            Tellabs Operations, Inc. and Director,
                            Tellabs, Inc.

Jukka Harju(3)              Vice President and General Manager, Tellabs
                            Oy; Vice President, Tellabs International,
                            Inc.

Brian J. Jackman(1)         President, Tellabs Operations,Inc; Executive
                            Vice President and Director, Tellabs, Inc.

J. Peter Johnson(2)         Vice President, Finance and Treasury,
                            Assistant Secretary and Controller, Tellabs,
                            Inc., and Tellabs Operations, Inc.

John C. Kohler(2)           Vice President, Manufacturing, Tellabs
                            Operations, Inc.

Harvey R. Scull(1)          Vice President, Advanced Business
                            Development, Tellabs Operations, Inc.

Richard T. Taylor(1)        Senior Vice President and General Manager,
                            Digital Systems Division, Tellabs
                            Operations, Inc.

John E. Vaughan(1)          President, Tellabs International, Inc.;
                            Executive Vice President, Tellabs, Inc.

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Margaret Maxwell Zagel(1)     Vice President, General Counsel and
                            Secretary, Tellabs Operations, Inc.;
                            Secretary, Tellabs, Inc.

(1) The business address of this executive officer is 4951 Indiana Avenue, Lisle, Illinois 60532-1698.
(2) The business address of this executive officer is 1000 Remington Boulevard, Bolingbrook, Illinois 60440
(3) The business address of this executive officer is Sinikalliontie 7, FIN-02630, Espoo, Finland.

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Directors of Tellabs:
--------------------
                              PRINCIPAL OCCUPATION, ADDRESS OF
NAME                          EMPLOYER AND BUSINESS ADDRESS OF DIRECTOR
-----                         -----------------------------------------

Michael J. Birck              President and Chief Executive Officer of
                              Tellabs, Inc., 4951 Indiana Avenue Lisle,
                              Illinois 60532-1698.

John D. Foulkes, Ph.D.        Director of Engineering Studies (retired)
                              University of Puget Sound; Professor
                              (retired) University of Washington, 1256
                              S. Halsey Drive, Coupeville, Washington
                              98239.

Peter A. Guglielmi            Executive Vice President, Chief Financial
                              Officer and Treasurer, Tellabs, Inc., and
                              Tellabs Operations, Inc., 1000 Remington
                              Boulevard, Bolingbrook, Illinois 60440.

Brian J. Jackman              President, Tellabs Operations, Inc,
                              Executive Vice President, Tellabs, Inc.,
                              4951 Indiana Avenue Lisle, Illinois
                              60532-1698.

Frederick A. Krehbiel         Chief Executive Officer and Chairman of
                              the Board, Molex Incorporated, 2222
                              Wellington Court, Lisle, Illinois 60532.

Stephanie Pace Marshall,Ph.D. President, Illinois Mathematics and
                              Science Academy, 1500 W. Sullivan Road,
                              Aurora, Illinois 60506-1000.

William F. Souders            Chairman and Chief Executive Officer
                              (retired), Emery Air Freight Corporation, formerly Executive Vice President, Xerox
                              Corporation, 100 First Stamford Place,
                              Suite 402, Stamford, Connecticut
                              06904-2340.

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Jan H. Suwinski               Professor of Strategy and Operations
                              Management-Johnson School, Cornell
                              University; Executive Vice President
                              (retired), Opto-Electronics Group, Corning
                              Incorporated; Chairman (retired) Siecor
                              Corporation, 451 Sheffield Road, Ithaca,
                              New York 14850.

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Item 3.		Source and Amount of Funds or Other Consideration
            -------------------------------------------------
            The Stockholder Agreements described in Item 4 of this Statement were entered into by Tellabs and the Stockholders listed in Item 4 as an inducement to Tellabs to enter into the Merger Agreement described in Item 4. Except as set forth in the preceding sentence, Tellabs has paid no consideration in connection with entering into the Stockholder Agreements.

Item 4.		Purpose of Transaction
            ----------------------
            On June 2, 1998, Tellabs, Inc., a Delaware corporation ("Tellabs"), White Oak Merger Corp., a Delaware corporation and a wholly-owned subsidiary of Tellabs ("Sub"), and CIENA Corporation, a Delaware corporation ("CIENA"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), providing for the merger of Sub with and into CIENA (the "Merger"), with CIENA surviving the Merger and becoming a wholly-owned subsidiary of Tellabs. Pursuant to the Merger Agreement, by virtue of the Merger each outstanding share of CIENA Common Stock will be converted into the right to receive 1.0 share of common stock, $.01 par value per share, of Tellabs. Pursuant to the Merger Agreement, the directors of Sub immediately prior to the consummation of the Merger will become the directors of CIENA upon the effectiveness of the Merger. At the effective time of the Merger, in accordance with the Merger Agreement, the Third Restated Certificate of Incorporation of CIENA shall be amended to provide that the authorized capital stock of CIENA will be 1,000 shares of CIENA Common Stock and the present Amended and Restated Bylaws of CIENA will remain in effect. It is anticipated that, following the consummation of the Merger, the CIENA Common Stock will be delisted from the Nasdaq National Market and the CIENA Common Stock will be terminated from registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. A copy of the Merger Agreement is included as Exhibit 1 hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference.

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            Concurrently with the execution of the Merger Agreement, in order to induce Tellabs to enter into the Merger Agreement, Billy Oliver, Patrick Nettles, Jon Bayless, Michael Zak, Harvey Cash, Clifford Higgerson and Stephen Bradley, who are all of the current directors of CIENA and Steve Chaddick and Lawrence Huang, who are key executive officers of CIENA (collectively, the "Stockholders") and who (or have the right to acquire pursuant to outstanding options) an aggregate of 6,883,025 (approximately 6.8%) of the outstanding shares of CIENA Common Stock, entered into stockholder agreements (the "Stockholder Agreements") with Tellabs (excluding Mr. Bradley's shares which shall be provided by amendment to this Schedule 13D).

            The Stockholder Agreements provide, among other things, that: (a) at the stockholders meeting of CIENA to be held to approve and adopt the Merger Agreement (or at any adjournment thereof) or in any other circumstances upon which a vote, consent or other approval with respect to the Merger or the Merger Agreement is sought, the Stockholder shall vote (or cause to be voted) the shares of CIENA Common Stock owned by such Stockholder as of the date of the Stockholder Agreement and any other shares of capital stock of CIENA acquired by such Stockholder after the date of the Stockholder Agreement and during the term of the Stockholder Agreement (the "Subject Shares") in favor of the Merger, the adoption of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement; (b) at any meeting of stockholders of CIENA or at any adjournment thereof or in any other circumstances upon which the Stockholder's vote, consent or other approval is sought, the Stockholder shall vote (or cause to be voted) the Subject Shares against any amendment of the Third Restated Certificate of Incorporation of CIENA or the Amended and Restated Bylaws of CIENA which amendment would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of capital stock of CIENA; (c) the Stockholder agrees not to (i) sell (with certain limited exceptions), transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or enter into any contract, option or other arrangement (including any profit-sharing arrangement) with respect to the Transfer of the Subject Shares to any person

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            or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in relation to the Subject Shares, and agrees not to commit or agree to take any of the foregoing actions; (d) the Stockholder shall not (i) directly or indirectly solicit, initiate, or knowingly encourage the submission of, any Takeover Proposal (as defined in the Merger Agreement) or (ii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Takeover
            Proposal; and (e) the Stockholder agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with Tellabs in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by the Merger Agreement.

            The obligations of the Stockholders under the Stockholder Agreements terminate upon the earlier of the termination of the Merger Agreement or the effective time of the Merger.

            A copy of the form of Stockholder Agreement entered into between Tellabs and each such Stockholder is filed as
            Exhibit 2 hereto, and the description of the Stockholder Agreements contained herein is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference.

            In connection with the Merger Agreement, Tellabs and CIENA also entered into a Stock Option Agreement, dated as of June 2, 1998 (the "Stock Option Agreement") pursuant to which CIENA granted Tellabs an option to purchase up to 19.9% of CIENA's Common Stock upon the occurrence of certain specified events, including, but not limited to, the acquisition of 20% or more of CIENA's Common Stock by any party other than Tellabs.

            Further details regarding the Stock Option Agreement are contained in the copy of the Stock Option Agreement filed as
            Exhibit 3 hereto and the description of the Stock Option Agreement contained herein is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference.

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Item 5.     Interest in Securities of the Issuer.
            ------------------------------------
            (a) - (c)  By reason of the Stockholder Agreements, Tellabs may be deemed to be the beneficial owner of, in the aggregate, 6,883,025 shares (the "Shares") of CIENA Common Stock and may be deemed to have shared power to vote or direct the vote of the Shares or shared power to dispose or direct the disposition of the Shares. The Shares represent approximately 6.8% of the outstanding shares of CIENA Common Stock, based upon the number of shares outstanding as of May 28, 1998. By virtue of the limited nature of the Stockholder Agreements, Tellabs expressly disclaims beneficial ownership of the Shares. Except as described in this Schedule 13D, neither Tellabs nor, to the best knowledge of Tellabs, any of the persons listed in Item 2 above beneficially owns any shares of CIENA Common Stock. Except as described in this Schedule 13D, neither Tellabs nor, to the best of its knowledge, any of the persons listed in Item 2 above has effected any transactions in CIENA Common Stock during the past 60 days.

            (d) Not applicable.

            (e) Not applicable

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Item 6.     Contracts, Arrangements, Understanding or Relationships with
            Respect to Securities of the Issuer.
            -----------------------------------
            As described in Item 4, Tellabs presently anticipates that it will acquire the entire equity interest in CIENA pursuant to the Merger Agreement.

            Other than the Merger Agreement, the Stockholder Agreements and the Stock Option Agreement described in Item 4 and attached as Exhibits to this Statement, to the best knowledge of Tellabs, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons listed in Item 2 of this Statement and any person with respect to CIENA Common Stock.

Item 7.		Material to be Filed as Exhibits.
            --------------------------------
            1 Agreement and Plan of Merger dated as of June 2, 1998 among Tellabs, Inc., White Oak Merger Corp. and CIENA Corporation (Incorporated by reference to Exhibit 2.2 of Tellabs, Inc.'s Current Report on Form 8-K (filed on June 4, 1998)).

            2 Form of Stockholder Agreement dated as of June 2, 1998 entered into between Tellabs, Inc. and certain stockholders of CIENA Corporation (including a schedule listing each such stockholder and the number of shares of common stock of CIENA Corporation owned by such stockholder as set forth in the Stockholder Agreement entered into by such stockholder).

           3 Stock Option Agreement between Tellabs, Inc. and CIENA Corporation dated June 2, 1998 (incorporated by reference to Exhibit 2.3 of Tellabs, Inc.'s Current Report on Form 8-K (filed on June 4, 1998).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   TELLABS, INC.

Dated:  June 12, 1998              By:  /s/ Margaret Maxwell Zagel
                                        --------------------------
                                        Margaret Maxwell Zagel
                                        Secretary


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EXHIBIT INDEX
-------------

Exhibit No.	Description
-----------------------
1 Agreement and Plan of Merger dated as of June 2, 1998 among Tellabs, Inc., White Oak Merger Corp. and CIENA Corporation (Incorporated by reference to Exhibit 2.2 of Tellabs, Inc.'s Current Report on Form 8-K (filed on June 4, 1998)).

2 Form of Stockholder Agreement dated as of June 2, 1998 entered into between Tellabs, Inc. and certain stockholders of CIENA Corporation (including a schedule listing each such stockholder and the number of shares of common stock of CIENA Corporation owned by such stockholder as set forth in the Stockholder Agreement entered into by such stockholder).

3 Stock Option Agreement between Tellabs, Inc. and CIENA Corporation dated June 2, 1998 (incorporated by reference to Exhibit 2.3 of Tellabs, Inc.'s Current Report on Form 8-K (filed on June 4, 1998).